Exhibit (a)(1)(E)

DECONCINI MCDONALD YETWIN & LACY, P.C.

2525 E. Broadway, Suite 200

Tucson, AZ 85716

Tel: (520) 322-5000

Fax: (520) 322-5585

Gary F. Urman (AZ #11748)

Email: gurman@dmyl.com

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF ARIZONA

Ian Smith, on behalf of himself and all others similarly situated,	Case No.:
CLASS ACTION COMPLAINT

CLASS ACTION COMPLAINT FOR
Plaintiff,	VIOLATIONS OF SECTIONS 14(e),
14(d)(4), AND 20(a) OF THE
vs.	SECURITIES EXCHANGE ACT OF 1934

Inventure Foods, Inc., Terry E. McDaniel, Macon Bryce Edmonson,

Ashton D. Asensio, Paul J. Lapadat,	JURY DEMAND
Timothy A. Cole, and Joel D. Stewart,

Defendants.

Plaintiff Ian Smith (“Plaintiff”), on behalf of himself and the proposed Class defined herein, brings this class action suit for violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934. In support of this Class Action Complaint, Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

Plaintiff brings this action on behalf of himself and the public stockholders of Inventure Foods, Inc. (“Inventure Foods” or the “Company”) against the Company and

Inventure Foods’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), §§ 78n(d)(4), 78n(e) and 78t(a) respectively), and U.S. Securities and Exchange Commission (the “SEC”) Rules 14d-9 (17 C.F.R. § 240.14d-9) and SEC Regulation G, 17 C.F.R. 244.100 in connection with the proposed merger transaction (“Proposed Transaction”) between Inventure Foods and Heron Sub, Inc. (“Merger Sub”), a direct and wholly-owned subsidiary of Utz Quality Foods, LLC (“Parent”) (collectively, “Utz”).

1. On October 26, 2017, the Company announced that it had entered into an agreement and plan of merger (the “Merger Agreement”) with Utz, by which Utz will acquire all of the outstanding shares of Inventure Foods common stock through an all-cash tender offer at a purchase price of $4.00 per share (the “Tender Offer”).

2. The Tender Offer commenced on November 15, 2017, and the Company concurrently filed a 14D-9 on Schedule 14D-9 (the “14D-9”) with the SEC, recommending that the Company’s stockholders tender their shares for the Tender Offer price. The Tender Offer is set to expire on December 13, 2017.

3. Plaintiff alleges that the 14D-9 is materially false and/or misleading because, inter alia, it fails to disclose certain material internal financial information about the Company, relied on by the Individual Defendants to recommend the Proposed Transaction and by the Company’s financial advisor, Rothschild Inc. (“Rothschild”), to render an opinion that the Proposed Transaction is fair to Inventure Foods stockholders, which omissions render the 14D-9 incomplete and/or misleading.

4. In particular, the 14D-9 omits material information regarding: (i) certain of the Company’s financial projections and generally accepted accounting principles (“GAAP”) reconciliation of those projections; and (ii) the valuation analyses performed by Rothschild in support of its fairness opinion.

5. The failure to adequately disclose such material information constitutes a violation of §§ 14(e), 14(d)(4), and 20(a) of the Exchange Act, among other reasons, because Inventure Foods stockholders are entitled to such information in order to make a fully-informed decision regarding whether to tender their shares in connection with the Tender Offer.

6. For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under §§ 14(e), 14(d)(4), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

8. The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

9. Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as pursuant to 28 U.S.C. § 1391, because Inventure Foods is headquartered in this District.

PARTIES

10. Plaintiff is, and has been at all relevant times, the owner of shares of Inventure Foods common stock.

11. Defendant Inventure Foods is a Delaware corporation with its principal executive offices located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054. Inventure Foods’s common stock trades on the Nasdaq under the ticker symbol “SNAQ”.

12. Individual Defendant Terry E. McDaniel has served as Chief Executive Officer and as a director of the Company since 2008, and as Interim Chairman since 2017.

13. Individual Defendant Macon Bryce Edmonson has served as a director of the Company since 2006.

14. Individual Defendant Ashton D. Asensio has served as a director of the Company since 2006.

15. Individual Defendant Paul J. Lapadat has served as a director of the Company since 2013.

16. Individual Defendant Timothy A. Cole has served as a director of the Company since 2014.

17. Individual Defendant Joel D. Stewart has served as a director of the Company since 2017.

18. The Individual Defendants referred to in paragraphs 13-18 are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action individually and as a class action on behalf of all holders of Inventure Foods stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendants.

20. This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

21. The Class is so numerous that joinder of all members is impracticable. According to the 14D-9, as of November 6, 2017, there were 19,827,000 shares issued and outstanding. On information and belief, these shares are held by thousands of beneficial holders who are geographically dispersed across the country.

22. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether Defendants have violated Sections 14 and 20 of the Exchange Act, and SEC regulations promulgated thereunder, in connection with the Proposed Transaction; and

b.	whether Plaintiff and the other members of the Class would be irreparably harmed and/or otherwise damaged were the transaction complained of herein consummated.

23. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

24. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

26. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

27. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

28. Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself and the Class to prevent the irreparable injury that the Company’s stockholders will suffer absent judicial intervention and in the absent of injunctive relief, seeks to pursue a claim for damages.

SUBSTANTIVE ALLEGATIONS

I.	Background and the Proposed Transaction

29. Inventure Foods, Inc. is a marketer and manufacturer of specialty food brands in “better-for-you” and “indulgent categories” under a variety of company owned and licensed brand names, including Boulder Canyon Foods™, Jamba®, Seattle’s Best Coffee®, Rader Farms®, TGI Fridays™, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, Tato Skins®, Willamette Valley Fruit Company™, Fresh Frozen™, Bob’s Texas Style® and Sin In A Tin™.

30. On October 26, 2017, Inventure Foods and Utz issued a joint press release announcing the Proposed Transaction which stated the following, in relevant part:

PHOENIX and HANOVER, Pa., Oct. 26, 2017 (GLOBE NEWSWIRE) — Inventure Foods, Inc. (NASDAQ:SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

31. The Tender Offer appears inadequate in light of the Company’s financial performance and prospects for future growth in view of an announced initiatives to increase profits, including the sale of its frozen fruit business late in the third quarter. Indeed, the Tender Offer represents a 60% drop from the Company’s 52-week high of $10.04 per share.

32. Thus, it appears that Inventure Foods is well-positioned for financial growth, and that the Tender Offer fails to adequately compensate the Company’s shareholders. It is imperative that Defendants disclose the material information they have omitted from the 14D-9, discussed in detail below, so that the Company’s shareholders can properly assess the fairness of the Tender Offer for themselves and make an informed decision concerning whether to tender their shares.

II.	The 14D-9 Omits Material Information

33. On November 15, 2017, Inventure Foods filed the 14D-9 with the SEC in support of the Tender Offer. As alleged below and elsewhere herein, the 14D-9 contains material misrepresentations and omissions of fact that must be cured to allow Inventure Foods’s stockholders to make an informed decision with respect to the Tender Offer. Specifically, the 14D-9 omits material information regarding: (i) certain of the

Company’s financial projections and generally accepted accounting principles (“GAAP”) reconciliation of those projections; and (ii) the valuation analyses performed by the Company’s financial advisor, Rothschild, in support of its fairness opinion.

The Company’s Financial Forecasts

34. The 14D-9 discloses the value of non-GAAP metric Adjusted EBITDA that was utilized by the Board in the “Forecasts” and the “NOL Forecasts”, and defines Adjusted EBITDA as derived by adding to operating income depreciation, amortization and impairments, but fails to: (i) provide the value of the underlying line items (i) earnings, (ii) interest, (iii) taxes, (iv) depreciation, and (v) amortization.

35. Additionally, the 14D-9 fails to reconcile Adjusted EBITDA to its most comparable GAAP equivalent and disclose the projected GAAP equivalent measure resulting from the NOL Forecasts, e.g., net income. 14D-9, 48.

36. The 14D-9 discloses the Company performed a Liquidation and Restructuring Analysis (14D-9, 48-49) to assist the Board in reviewing strategic alternatives, but the 14D-9 fails to disclose any of the variables and assumptions underlying these forecasts including projections of (i) timing of a transaction or liquidation, (ii) results of operations for the fourth quarter of 2017, (iii) additional customer chargebacks and allowances, (iv) net liquidation value of inventory, (v) liquidation value of trade and other receivables, (vi) net liquidation value of assets of discontinued operations, (vii) liquidation value of other current assets, (viii) liquidation value of fixed assets, (ix) current and non-current liabilities, (x) liquidation value of trademarks and other intangibles; (xi) settlement payments to terminate the Company’s real estate lease obligations, (xii) settlement payments to terminate the Company’s obligations under its employment agreements, (xiii) settlement payments to terminate the Company’s production orders and letters of credit, (xiv) settlement payments to terminate the Company’s obligations under its vendor contracts and (xv) legal, tax, accounting and related costs. 14D-9, 49.

37. The Company also prepared an Illustrative Chapter 7 Liquidation Analysis (14D-9, 50), to estimate recoveries in a Chapter 7 liquidation but failed to disclose the “unaudited book values as of September 2, 2017 and October 6, 2017, respectively, which, for purposes of this analysis, were assumed to be representative of the Company’s assets and liabilities at the commencement of a Chapter 7 liquidation process” on which these forecasts were based.

38. When a company discloses non-GAAP financial measures in a 14D-9, the Company must also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method), of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

39. The SEC increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders. The former SEC Chairwoman, Mary Jo White, stated that the frequent use by publicly traded companies of unique, company-specific non-GAAP financial measures (as Inventure Foods has included in the 14D-9 here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.1

40. The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.2 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy.3 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts. The SEC has consistently required companies to reconcile non-GAAP financial measures with their respective GAAP equivalents in the context of merger and tender offer transactions.

1 Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www. 2 sec.gov/news/speech/chair-white-icgn-speech.html.

2 See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, http://www.nytimes.com/2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?r=0.

3 Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2016), https://www.sec.gov/divisions /corpfin/guidance/ nongaapinterp.htm.

Rothschild’s Valuation Analyses and Fairness Opinion

41. With respect to Rothschild’s Discounted Cash Flow Analysis (“DCF”), that was created in support of a fairness opinion presented to the Board and was a factor the 14D-9 discloses that Rothschild made adjustments to the Company’s standalone, unlevered, after-tax free cash flows (“unlevered free cash flows” or “UFCF”). 14D-9, 45. Rothschild calculated the estimated present value of Inventure Foods’s UFCF by discounting the Company’s terminal value and cash flow to present value using a discount rate range of 13.5% to 15.5%. However, the 14D-9 fails to disclose (i) the projected UFCF, (ii) the adjustments that were made, e.g., the adjustment made from the Company’s net debt), and Rothschild’s rationale for the adjustments made.

42. These key inputs are material to Inventure Foods shareholders, and their omission renders the summaries of Rothschild’s DCF valuation analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. . . . The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

43. Clearly, shareholders would find the aforementioned information material since the Board’s unanimous recommendation that shareholders tender their shares in connection with the Proposed Transaction was based in part on the following:

The oral opinion of Rothschild, delivered to the Board on October 25, 2017, subsequently confirmed in writing, that, as of October 25, 2017, and on the basis of and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price or the Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Excluded Shares (as defined below)) in the Offer and Merger pursuant to the Merger Agreement, was fair from a financial point of view to such holders[. . . .].

14D-9, 35.

44. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Inventure Foods’s stockholders. Accordingly, based on the foregoing disclosure deficiencies in the 14D-9, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Inventure Foods stockholders will suffer, absent judicial intervention, if Inventure Foods’s stockholders are required to decide whether or not to tender their shares without the above-referenced material misstatements and omissions being remedied.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

45. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

46. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . .” 15 U.S.C. § 78n(e).

47. As discussed above, Inventure Foods filed and delivered the 14D-9 to its stockholders, which Defendants knew, or recklessly disregarded, contained material omissions and misstatements described herein.

48. Defendants violated §14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

49. The 14D-9 was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, the Company’s financial projections, and Rothschild’s valuation analyses and resultant fairness opinion.

50. In so doing, Defendants made untrue statements of material fact and omitted material information necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9,

Defendants were aware of this information and their obligation to disclose this information in the 14D-9.

51. The omissions and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to stockholders.

52. Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

53. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

54. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

55. Defendants have caused the 14D-9 to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

56. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

57. The 14D-9 violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the 14D-9 false and/or misleading.

58. Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

59. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff and Inventure Foods stockholders will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

60. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff and Inventure Foods stockholders will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

61. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

62. The Individual Defendants acted as controlling persons of Inventure Foods within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Inventure Foods and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

63. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

64. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The 14D-9 contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the 14D-9.

65. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

66. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of Defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Enjoining Defendants and all persons acting in concert with them from proceeding with the Tender Offer or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above, which has been omitted from the 14D-9;

C. In the event Defendants consummate the Proposed Transaction, awarding damages to Plaintiff and the Class;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: November 20, 2017

DECONCINI MCDONALD YETWIN
& LACY, P.C.

By: /s/Gary F. Urman
Gary F. Urman (AZ #11748) 2525 E. Broadway, Suite 200 Tucson, AZ 85716 Tel: (520) 322-5000 Fax: (520) 322-5585 Email: gurman@dmyl.com

FARUQI & FARUQI, LLP

James M. Wilson, Jr. 685 Third Avenue New York, NY 10017 Tel: (212) 983-9330 Facsimile: (212 983-9331 Email: jwilson@faruqilaw.com
Counsel for Plaintiff

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